

May 31, 2024

Stanley Chan
Chief Executive Officer
Scientific Energy, Inc.
Room M 21F, Tong Nam Ah Commercial Centre
180 Alameda Dr, Carlos D'Assumpcao, Macau

      Re: Scientific Energy, Inc.
          Form 10-K for the fiscal year ended December 31, 2023
          File No. 000-50559

Dear Stanley Chan:

    We have reviewed your filing and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

General

1.   Given that your businesses are predominantly located within Macau, you should provide specific and prominent disclosures about the legal and operational risks associated with having businesses in this location, consistent with the guidance in our Sample Letter to Companies Regarding China-Specific Disclosures and our Sample Letter to China-Based Companies, which were posted to our website July 17, 2023, and on December 20, 2021. You may view the Sample Letters at the following internet addresses: https://www.sec.gov/corpfin/sample-letter-companies-regarding-china-specific-disclosures and https://www.sec.gov/corpfin/sample-letter-china-based-companies. Please position disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letters and notwithstanding the exemption from risk factor disclosures for smaller reporting companies. However, a discussion of whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and how the Holding Foreign Companies Accountable Act and related regulations may affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction